Exhibit 99.21

CONSENT OF D. VALLIERES

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F/A for the year ended December 31, 2012 of IAMGOLD Corporation.

/s/ Daniel Vallieres
By: Daniel Vallieres, Eng. Title: Manager, Underground Projects

Dated: January 14, 2014